

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Christopher May
Chief Financial Officer
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, MI 48211-1198

>   **Re: American Axle & Manufacturing Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed February 11, 2022**
>   **File No. 001-14303**

Dear Mr. May:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 11, 2022

General

1.   We note that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report.

Risk Factors, page 11

2.   It appears that you have identified vehicle electrification as a transition risk related to climate change. Disclose the material effects of this and other transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, or technological changes.

3.   Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.   There have been significant developments in federal and state legislation and regulation and international accords regarding climate change that you have not discussed in your filing. Please revise your disclosure to identify material pending or existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.

5.   It appears you have identified climate-related projects in your 2021 Sustainability Report such as the continuous improvement process (CIP) projects relating to energy, water, and waste reduction. Tell us how you considered providing disclosure regarding material past and/or future capital expenditures for climate-related projects. Please include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

6.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions; and
- increased demand for generation and transmission of energy from alternative energy sources.

7.   We note your disclosure regarding natural disasters and extreme weather conditions that occur as a result of climate change. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
- quantification of material weather-related damages to your property or operations;
- potential for extreme weather conditions or indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.

8.   We note the disclosure on page 7 of your Form 10-K regarding compliance with laws, rules, and regulations relating to air emissions, water discharge, waste management, and environmental cleanup. Tell us about and quantify compliance costs related to climate change for each of the periods covered by your most recent Form 10-K and whether increased amounts are expected to be incurred in future periods.

9.   We note you plan on meeting emissions targets through a combination of annual energy reductions and purchases of renewable energy or carbon free credits. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert D. Giannattasio